[redacted]

SS. 2/15/06

AB 2/27/06

06002158

SECU[...]SSION

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RECEIVED FEB 13 2006 PROCESSING SECTION 213 D.C.

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2005 (MM/DD/YY) AND ENDING December 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brokers From Campbell, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

325 84th St

(No. and Street)

Byron Center (City) Michigan (State) 49315 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Christopher Diepenhorst (616) 878-0330

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Monroe, Sweeris & Tromp, P.L.C.

(Name – *if individual, state last, first, middle name*)

6617 Crossing Dr, Ste 100 (Address) Grand Rapids (City) Michigan (State) 49508 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 03 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/31/06

OATH OR AFFIRMATION

I, Christopher Diepenhorst, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Brokers From Campbell, Inc., as

of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operations Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- X☐ (a) Facing Page.
- X☐ (b) Statement of Financial Condition.
- X☐ (c) Statement of Income (Loss).
- X☐ (d) Statement of Changes in Financial Condition. cash flow statement
- X☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- X☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

January 18, 2006

INDEPENDENT ACCOUNTANT'S REPORT

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

We have audited the accompanying balance sheets of Brokers From Campbell, Inc. as of December 31, 2005 and 2004 and the accompanying statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements mentioned are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Brokers From Campbell, Inc. as of December 31, 2005 and 2004 and the results of its operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 - GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 - FAX (616) 554-5801

Walter M. Monroe Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne

BROKERS FROM CAMPBELL, INC.
BALANCE SHEETS

	December 31,	
	2005	2004
ASSETS:		
Cash	$ 52 848	$ 32 265
LIABILITIES:		
Accounts payable	$ -	$ 1 120
STOCKHOLDERS' EQUITY:		
Common stock, 500,000 shares authorized; 1,000 shares issued and outstanding	1 000	1 000
Additional paid-in-capital	24 000	24 000
Retained earnings	27 848	6 145
TOTAL STOCKHOLDERS' EQUITY	52 848	31 145
	$ 52 848	$ 32 265

See accompanying note to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF INCOME

	Year Ended December 31,	
	2005	2004
REVENUE:		
Commissions earned	$ 26 795	$ 24 742
EXPENSES:		
Outside services	-	12 995
Licenses, fees and taxes	1 531	1 675
Administrative and professional fees	3 699	1 120
Dues and subscriptions	393	540
TOTAL EXPENSES	5 623	16 330
Operating income	21 172	8 412
OTHER INCOME:		
Interest	531	162
NET INCOME	$ 21 703	$ 8 574

STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCE, January 1, 2004	$ 1 000	$ 9 000	$ (2 429)
ADD, net income for 2004	-	-	8 574
ADD, contribution to capital	-	15 000	-
BALANCE, December 31, 2004	1 000	24 000	6 145
ADD, net income for 2005	-	-	21 703
BALANCE, December 31, 2005	$ 1 000	$ 24 000	$ 27 848

See accompanying note to financial statements.

BROKERS FROM CAMPBELL, INC.
STATEMENTS OF CASH FLOWS

	Year Ended December 31,	
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 21 703	$ 8 574
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Decrease in accounts payable	(1 120)	(16 389)
Net cash provided by (used in) operating activities	20 583	(7 815)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Contribution to capital	-	15 000
NET INCREASE IN CASH	20 583	7 185
CASH - BEGINNING OF YEAR	32 265	25 080
CASH - END OF YEAR	$ 52 848	$ 32 265

See accompanying note to financial statements.

BROKERS FROM CAMPBELL, INC.
NOTE TO FINANCIAL STATEMENTS

NOTE 1 - ACCOUNTING POLICIES

ORGANIZATION AND BUSINESS

Brokers From Campbell, Inc. is a National Association of Securities Dealers registered override broker/dealer that receives commission overrides from other broker/dealers. Brokers From Campbell, Inc. has no customers of its own and does not maintain customer accounts or transact customers' funds. Affiliated entities of Campbell Management Group, Inc., the Company's parent corporation, refer clients to other broker/dealer representatives, who then call on the respective clients to develop and sell financial planning and estate planning services. A percentage of the broker/dealer sales commissions are paid to Brokers From Campbell, Inc.

INCOME TAXES

The Company is organized as an S-Corporation; as such all items of profit and loss are passed through to the stockholder.

OWNERSHIP AND MANAGEMENT

The Company is a wholly owned subsidiary of Campbell Management Group, Inc. Byron Center, Michigan. As such, its business activities and affairs are controlled by the management of Campbell Management Group, Inc.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. While management believes it has consistently applied its best judgment in those areas requiring estimates, actual results could differ from those estimates.

CASH

The Company's cash consists of an interest bearing checking account with a local bank. The Company did not have on deposit amounts in excess of the FDIC insured limit at any time during 2005 and 2004.

ADVERTISING

The Company did not incur any advertising costs during 2004.

ACCOUNTS PAYABLE

Accounts payable of $1,120 at December 31, 2004 were owed to its parent company for administrative services. Administrative expenses for 2005 were fully paid.

BROKERS FROM CAMPBELL, INC.
NET CAPITAL COMPUTATION
SEC RULE 15c3-1
DECEMBER 31, 2005

CALCULATION OF NET CAPITAL:	
TOTAL ASSETS	$ 52 848
TOTAL LIABILITIES	-
NET WORTH	52 848
ADDITIONS to net worth:	
None	-
DEDUCTIONS to net worth:	
Non-allowable assets - none	-
TENTATIVE NET CAPITAL	52 848
HAIRCUTS NONE	-
NET CAPITAL (NC)	$ 52 848
SEC Rule 17a-11 minimum net capital requirement:	
(1) **SEC REQUIRED MINIMUM DOLLAR AMOUNT OF NET CAPITAL**	$ 5 000
120% of minimum dollar amount of net capital - $6,000	
(2) Net capital to aggregate indebtedness (AI) of at least 1/8	-
TOTAL AI	-
(3) Market maker requirement not applicable - Brokers from Campbell, Inc. is not a market maker	-
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF (1), (2) OR (3)	$ 5 000
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$ 47 848

This schedule was reconciled to Brokers From Campbell, Inc. December 31, 2005 Focus II A filing with no material differences.

MONROE, SWEERIS & TROMP P.L.C.

Certified Public Accountants and Consultants

BROKERS FROM CAMPBELL, INC.
SUPPLEMENTAL REPORT TO AUDITED
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2005

January 18, 2006

INDEPENDENT ACCOUNTANTS REPORT ON MATERIAL INADEQUACIES

To the Stockholder
Brokers From Campbell, Inc.
Byron Center, Michigan

As part of our audit of the financial statements of Brokers From Campbell, Inc. as of and for the year ended December 31, 2005, we reviewed and evaluated the accounting system and the internal accounting controls in place and employed by the Company.

Our audit did not disclose any material inadequacies in the form and content of accounting records and procedures or in the internal accounting controls employed by the Company.

Monroe, Sweeris & Tromp

6617 CROSSING DRIVE, STE 100 - GRAND RAPIDS, MI 49508 PHONE (616) 554-5800 - FAX (616) 554-5801

Walter M. Monroe Dell A. Sweeris John W. Tromp Keith H. Gohlke Mark L. Thorne